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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No.)*

Lateral Media, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

518189105
(CUSIP Number)

David E. Smith c/o Coast Asset Management, LLC 2450 Colorado Ave., Suite 100 E. Tower Santa Monica, CA 90404 310-576-3502
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	518189105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David E. Smith

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

2,202,137

8.	SHARED VOTING POWER

113,960

9.	SOLE DISPOSITIVE POWER
2,202,137

10.	SHARED DISPOSITIVE POWER	[_]

113,960

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,316,097

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.4%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	518189105

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, $0.001 par value per share (the "Common Stock"), of Lateral Media, Inc., a Delaware corporation (the "Issuer").  The address of the principal executive offices of the Issuer is 2121 Avenue of the Stars, Suite 2550, Los Angeles, CA  90067.

Item 2.	Identity and Background.

(a-c, f)
This Schedule 13D is being filed by David E. Smith.

David E. Smith is the managing member of Coast Investment Management, LLC, a Delaware limited liability company.  Mr. Smith is also the President and a member of the Board of Managers of Coast Asset Management, LLC, a Delaware limited liability company ("Coast Asset Management"), which is the managing member of Coast Sigma Fund, LLC, a Delaware limited liability company ("Coast Sigma").

David E. Smith is a United States citizen.  The principal business address for David E. Smith is c/o Coast Asset Management, LLC, 2450 Colorado Ave., Suite 100 E. Tower, Santa Monica, CA 90404.

(d)	David E. Smith has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
David E. Smith has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 1, 2010, Mr. Smith received, as part of a pro rata, in-kind distribution from a hedge fund investment, 2,202,137 shares of Common Stock.  On that same day, Coast Sigma received, as part of the same pro rata, in kind distribution from such hedge fund, 113,960 shares of Common Stock.  In addition to beneficially owning the 2,202,137 shares of Common Stock that he received directly, Mr. Smith is deemed to beneficially own the 113,960 shares of Common Stock received by Coast Sigma due to his position as President and a member of the Board of Managers of Coast Asset Management, the managing member of Coast Sigma.

Item 4.	Purpose of Transaction.

The recent acquisition of shares of Common Stock by Mr. Smith has been a result of the following:

On February 1, 2010, as part of a pro rata, in-kind distribution from a hedge fund investment, Mr. Smith received 2,202,137 shares of Common Stock.

On that same day, as part of the same pro rata, in kind distribution from such hedge fund, Coast Sigma received 113,960 shares of Common Stock.

Mr. Smith intends to continuously assess the Issuer's business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities.  Depending on such assessments, Mr. Smith may, from time to time, acquire shares of Common Stock or may determine to sell or otherwise dispose of all or some of his and Coast Sigma's holdings of shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a,b)
As of the date hereof, Mr. Smith may be deemed to be the beneficial owner of 2,316,097 shares of Common Stock, constituting 24.4% of the Common Stock of the Issuer, based upon 9,493,836 shares of Common Stock outstanding as of February 12, 2010, according to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on February 17, 2010.

Mr. Smith has the sole power to vote or direct the vote of 2,202,137 shares of Common Stock; has the shared power to vote or direct the vote of 113,960 shares of Common Stock; has sole power to dispose or direct the disposition of 2,202,137 shares of Common Stock; and has shared power to dispose or direct the disposition of 113,960 shares of Common Stock.

(c)
On February 1, 2010, as part of a pro rata, in-kind distribution from a hedge fund investment, Mr. Smith received 2,202,137 shares of Common Stock.

On that same day, as part of the same pro rata, in kind distribution from such hedge fund, Coast Sigma received 113,960 shares of Common Stock.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2010
(Date)

/s/ David E. Smith
(Signature)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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